September 22, 2020

BY EDGAR

Ms. Sandra Wall and Mr. Karl Hiller
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549-0405

RE:	Ecopetrol S.A. Form 20-F for Fiscal Year Ended December 31, 2019 Filed April 1, 2020 File No. 001-34175 Request for extension to respond to Staff Comment Letter dated September 9, 2020

Dear Ms. Sandra Wall and Mr. Karl Hiller:

Ecopetrol S.A. (the “Company”) has received a comment letter dated September 9, 2020 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 filed on April 1, 2020 (the “Form 20-F”).

As discussed with the Staff on September 22, 2020, this letter confirms that the Staff has granted the Company’s request for an extension to on or before October 7, 2020, to respond to the Comment Letter relating to the Company’s Form 20-F.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 57-1-2344000 ext. 44413 or jaime.caballero@ecopetrol.com.co, of the Corporate Finance Vice- presidency of the Company, at 011-57-1234-3542 or the Company’s U.S. counsel, Antonia Stolper of Shearman & Sterling LLP, at (212) 848-5009 or astolper@sherman.com and Grissel Mercado also of Shearman & Sterling LLP, at (212) 848-8081 or grissel.mercado@shearman.com.

Very truly yours,

/s/Jaime Caballero
Jaime Caballero
Chief Financial Officer

cc:	Lina Maria Contreras – Investor Relations – Ecopetrol S.A.